                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  AMENDMENT TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)



                       CORT BUSINESS SERVICES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   220493-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4940

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 12, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                 (Page 1 of 5)

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CUSIP No. 220493-10-0                  13D                   Page  2 of  5 Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Harold O. Rosser II
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                                                        OO(1)/PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                                                   United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                                                                          33,525
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                                                             4,350,411
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                                                          33,525
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                       4,383,936
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                                           33.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                                                                              IN
________________________________________________________________________________

--------
(1) The Reporting Person acquired beneficial ownership of 4,350,411 shares of the Issuer's Common Stock by virtue of being trustee to a Voting Trust dated as of August 12, 1999 by and among Citicorp Venture Capital Ltd., the Reporting Person, Stephen C. Sherrill and Stephen F. Edwards. No funds were expended to acquire such shares.

         This Amendment No. 1 to Schedule 13D (the "Amendment No. 1") amends the 13D originally filed on April 2, 1999 with the Securities and Exchange Commission pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         This Amendment No. 1 relates to the Common Stock, par value $.01 per share (the "Common Stock"), of CORT Business Services Corporation, a Delaware corporation ("Issuer"). Amendment No. 1 is being filed due to the deposit by Citicorp Venture Capital Ltd. ("CVC") of 4,350,411 shares of Common Stock of the Issuer into a voting trust (the "Voting Trust") of which, among others, Harold
O. Rosser II (the "Reporting Person") is a trustee.

         Item 3 is hereby amended in its entirety as follows:

         The Reporting Person acquired beneficial ownership of 33,525 shares of Common Stock in the ordinary course of business with personal funds. Beneficial ownership of the 4,350,411 shares of Common Stock were beneficially acquired pursuant to the terms of a voting trust agreement dated as of August 12, 1999 among CVC and each of the Reporting Person, Stephen C. Sherrill and Stephen F. Edwards as the trustees (the "Trustees"). No funds were expended to acquire such shares.

         Item 4 (a)-(b) is hereby amended in its entirety as follows:

         On March 25, 1999, the Issuer executed a definitive merger agreement, as amended and restated as of August 12, 1999, (the "Merger Agreement") with an investor group that includes affiliates of BRS and members of the Issuer's management team. The Reporting Person is a member of the investor group. Under the terms of the Merger Agreement, a company formed by the investor group would acquire (the "Acquisition") the Issuer for consideration of $25.00 per share in cash and $3.00 per share in liquidation value of a new series of preferred stock of the corporation resulting from the merger (the "Resulting Corporation") (together, the "Merger Consideration"), in a transaction which would be subject to Section 13(e) of the Exchange Act. In connection with the Acquisition, the investor group intends to retain a portion of its investment in the Issuer (by way of a rollover) and thereby provide equity financing to the Resulting Corporation. On August 12, 1999, CVC deposited 4,350,411 shares of Common Stock (the "Trust Shares") into the Voting Trust. The Trustees have the right to vote the Trust Shares on any issue presented to the shareholders of the Issuer in any manner as they may choose so long as the Trust Shares are held by the Voting Trust. The Trustees have no power to dispose of the Trust Shares and do not have any right to receive dividends or distributions in respect thereof. The Voting Trust will terminate upon the earliest of the sale of all of the Trust Shares, the consummation of the Acquisition, or conversion of the Trust Shares into non-voting shares of the Issuer.

         Item 5 (a) -(b) is hereby amended in its entirety as follows:

         The Reporting Person beneficially owns 4,383,936 shares of Common Stock, representing approximately 33.5% of the outstanding shares of such Class. The Reporting Person has sole voting power and dispositive power with respect to 33,525 shares of Common Stock. The Reporting Person has shared voting power with respect to 4,350,411 shares of Common Stock.

         Item 6 is hereby amended by adding the following sentence at the end thereof:

         The Trustees (each of whom are principals of BRS) intend to vote all of the Trust Shares in favor of the Acquisition.

                                 (Page 3 of 5)
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         Item 7 is hereby amended by adding the following Exhibit:

         2. Amended and Restated Agreement and Plan of Merger dated as of August 12, 1999 among CORT Business Services Corporation, CBF Holdings LLC and CBF Mergerco Inc.

         3. Voting Trust Agreement dated as of August 12, 1999 by and among CVC, and each of Harold O. Rosser, Stephen C. Sherrill and Stephen F. Edwards as trustees.




                                 (Page 4 of 5)
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 23, 1999
                                             /s/ HAROLD O. ROSSER II
                                             ---------------------------------
                                             HAROLD O. ROSSER II


                                 (Page 5 of 5)